Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS RESULTS FOR THE THIRD QUARTER ENDED
APRIL 23, 2016

Contact:	John Van Orden, CFO
(973) 467-2200
john.vanorden@wakefern.com
Springfield, New Jersey – June 2, 2016 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the third quarter ended April 23, 2016.

Net income was $5,882,000 in the third quarter of fiscal 2016 compared to $13,206,000 in the third quarter of the prior year. The third quarter of fiscal 2016 includes a $545,000 (net of tax) gain due to the recovery of insurance receivables related to Superstorm Sandy, while the third quarter of the prior year includes a tax benefit of $7,293,000 as a result of the settlement reached with the New Jersey Division of Taxation. Excluding these items from both fiscal quarters, net income decreased 10% in the third quarter of fiscal 2016 compared to the third quarter of the prior year due primarily to lower sales in the first week of the third quarter of fiscal 2016 due to the impact of Winter Storm Jonas, a lower gross profit percentage and higher operating and administrative expenses.

Sales were $387,905,000 in the third quarter of fiscal 2016, an increase of 0.2% compared to the third quarter of the prior year.  Same store sales also increased 0.2% primarily due to the closing of two competitor stores and continued sales growth in the expanded or replaced stores in Stirling and Greater Morristown.  These increases were partially offset by lower sales in the first week of the third quarter of fiscal 2016 due to Winter Storm Jonas, and six new competitor store openings, including stores formerly operated by A&P. The Company expects same store sales in fiscal 2016 to range from a 0.5% to 1.5% increase.

Gross profit as a percentage of sales decreased to 27.52% in the third quarter of fiscal 2016 compared to 27.67% in the third quarter of the prior year.

Operating and administrative expense as a percentage of sales decreased to 23.42% in the third quarter of fiscal 2016 compared to 23.47% in the third quarter of the prior year. In the third quarter of fiscal 2016, Operating and administrative expense includes a gain for Superstorm Sandy insurance proceeds received. Excluding this gain, Operating and administrative expense as a percentage of sales increased .19% due primarily to increased healthcare costs partially offset by lower payroll. The increase in healthcare costs is due primarily to higher claim costs in our self-insured medical plan.

Net income was $16,596,000 in the nine-month period of fiscal 2016 compared to $23,688,000 in the nine-month period of the prior year. Fiscal 2016 includes a $545,000 (net of tax) gain due to the recovery of insurance receivables related to Superstorm Sandy. Fiscal 2015 includes a charge to write-off all remaining insurance receivables related to Superstorm Sandy of $1,340,000 (net of tax) and a tax benefit of $6,452,000 related to settlement of the New Jersey tax dispute, net of interest and penalties accrued in fiscal 2015 prior to settlement. Excluding these items from both periods, net income decreased 14% in the nine-month period of fiscal 2016 compared to the prior year primarily due to a lower gross profit percentage and higher operating and administrative expense.
Village Super Market operates a chain of 29 supermarkets under the ShopRite name in New Jersey, Maryland and northeastern Pennsylvania.
Forward Looking Statements
All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law. The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of changing energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; disruptions or changes in Wakefern's operations; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings and closings; the rate of return on pension assets; the success of establishing ShopRite’s presence in the Maryland market; and other factors detailed herein and in the Company’s filings with the SEC.

Exhibit 99.1

VILLAGE SUPER MARKET, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts) (Unaudited)

	13 Weeks Ended		39 Weeks Ended
	April 23, 2016	April 25, 2015	April 23, 2016	April 25, 2015

Sales	$387,905	$387,100	$1,197,603	$1,178,035

Cost of sales	281,167	280,002	872,653	857,008

Gross profit	106,738	107,098	324,950	321,027

Operating and administrative expense	90,851	90,848	277,432	272,307

Depreciation and amortization	5,822	5,676	17,840	17,573

Operating income	10,065	10,574	29,678	31,147

Interest expense	(1,122)	(1,133)	(3,375)	(3,404)

Interest income	659	603	1,788	1,829

Income before income taxes	9,602	10,044	28,091	29,572

Income taxes	3,720	(3,162)	11,495	5,884

Net income	$5,882	$13,206	$16,596	$23,688

Net income per share:
Class A common stock:
Basic	$0.47	$1.05	$1.31	$1.89
Diluted	$0.42	$0.93	$1.17	$1.68

Class B common stock:
Basic	$0.30	$0.68	$0.85	$1.23
Diluted	$0.30	$0.68	$0.85	$1.22

Gross profit as a % of sales	27.52%	27.67%	27.13%	27.25%
Operating and administrative expense as a % of sales	23.42%	23.47%	23.17%	23.12%